Exhibit 99.1

FOR IMMEDIATE RELEASE

For additional information please contact:
Investor Relations
Adrián de los Santos
adelossantos@axtel.com.mx

AXTEL EXPANDS INTO MEXICO’S SOUTHEAST REGION
WITH COMMENCEMENT OF OPERATIONS IN MERIDA, YUCATAN

•	Merida represents the fourth new city of 2007, now reaching twenty-one cities with integrated local, long distance, data and Internet services in Mexico;

•	Estimated population within AXTEL’s twenty-one cities is approximately 45 million;

•	AXTEL will invest approximately US$25 million over the next five years in Merida.

San Pedro Garza García, Mexico, June 27, 2007 - Axtel, S.A.B. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL”), a Mexican fixed-line integrated telecommunications company, announced today the official startup of operations in Merida, Yucatan, the fourth city in the Company’s 2007 geographic expansion plan.

The initial network deployment in Merida covers 85% of the population, with telephone, Internet, and advance data services for users in the residential and business sectors. The direct investment by AXTEL in Merida will be approximately US$25 million over the next five years.

During the inaugural ceremony at AXTEL’s offices in Merida, Andrés Velazquez Romero, AXTEL’s Mass and Business Markets Executive Director, and Manuel Fuentes Alcocer, Mayor of Merida, made inaugural speeches, followed by the initial AXTEL call by Mr. Fuentes Alcocer.

The event was also attended by Jose Eduardo Molina Guzman, Technical Assistance and Development Director within the State of Yucatan’s Industrial and Economic Development Office, as well as other important municipal and state representatives, local businessmen and press members.

“Starting operations in Merida, our twenty-first metropolitan area in which we provide comprehensive telecommunications services in Mexico, reinforces AXTEL’s promise to continue growing in Mexico. Merida is our entry point into the southeast region of Mexico. We are confident that AXTEL’s customer service orientation and innovative voice, data and Internet solutions, should allow us to exceed the expectations of the Yucatan community fairly soon,” stated Roberto Reynoso, AXTEL’s Southern Region Director.

AXTEL, the second-largest fixed-line integrated telecommunications services provider in Mexico, reported 815 thousand lines in service at the end of the first quarter of 2007, and will invest US$210 million nationwide in 2007.

About AXTEL
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 21 cities and long distance telephone services to business and residential customers in over 200 cities. The twenty-one cities in which AXTEL currently provides local services are Mexico City, Monterrey, Guadalajara, Puebla, Leon, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya, Irapuato, Tampico, Cuernavaca, Morelia and Merida.

Visit AXTEL on the web at www.axtel.com.mx